Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Lennox International Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-155796) on Form S-3 of Lennox International Inc. and subsidiaries of our report dated February 18, 2010, with respect to the consolidated balance sheets of Lennox International Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Lennox International Inc. We also consent to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Dallas, TX
May 3, 2010